Form U-12(I)-B Index

Name Page

Glenn B. Ross .................................................................................................	1
Paul D. Koonce ...............................................................................................	2
Steven A. Rogers .............................................................................................	3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Three year period ending 2004

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement:
Glenn B. Ross
2400 Grayland Avenue, Richmond, VA 23220

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71:
None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:
Dominion Resources, Inc., registered holding company;
Virginia Electric and Power Company, subsidiary

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:
Employed full time as Director - Transmission Policy

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)
Salary or other Compensations
Name of Recipient	Received(a)	To be received(b)	Person or company from whom received or to be received
Glenn B. Ross	(Filed under confidential treatment pursuant to Rule 104(b))		Virginia Electric and Power Company

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: N/A
(b) Itemized list of all other expenses: N/A
Date: January 30, 2002	/s/ Glenn B. Ross
Glenn B. Ross

Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Three year period ending 2004

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement:
Paul D. Koonce
120 Tredegar Street, Richmond VA 23219

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71:
None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:
Dominion Resources, Inc., registered holding company;
Dominion Resources Services, Inc., subsidiary

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:
Employed full time as Senior Vice President - Portfolio Management

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)
Salary or other Compensations
Name of Recipient	Received(a)	To be received(b)	Person or company from whom received or to be received
Paul D. Koonce	(Filed under confidential treatment pursuant to Rule 104(b))		Dominion Resources Services, Inc.

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: N/A
(b) Itemized list of all other expenses: N/A
Date: January 30, 2002	/s/ Paul D. Koonce
Paul D. Koonce

Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Three year period ending 2004

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement:
Steven A. Rogers
120 Tredegar Street, Richmond VA 23219

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71:
None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:
Dominion Resources, Inc., registered holding company;
Dominion Resources Services, Inc., subsidiary

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:
Employed full time as Vice President and Controller

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)
Salary or other Compensations
Name of Recipient	Received(a)	To be received(b)	Person or company from whom received or to be received
Steven A. Rogers	(Filed under confidential treatment pursuant to Rule 104(b))		Dominion Resources Services, Inc.

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: N/A
(b) Itemized list of all other expenses: N/A
Date: January 30, 2002	/s/ Steven A. Rogers
Steven A. Rogers

Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.